UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2026

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP appoints Peter Agnefjäll to the Board dated 29 April 2026, prepared by WPP plc.

For Immediate Release	29 April 2026

WPP plc ("WPP")

WPP appoints Peter Agnefjäll to the Board

WPP (LSE_NYSE: WPP) today announces the appointment of Peter Agnefjäll to its Board as Non-Executive Director, with effect from 11 May 2026.

Peter began his career at IKEA as a graduate trainee back in 1995 and held a number of senior positions before serving as Chief Executive Officer and President of the IKEA Group (Ingka Holding B.V.) from 2013 to 2017. During this period, he led the company's growth agenda and move into omnichannel retail, new shopping and distribution formats.

Since leaving executive office, Peter has served on a number of boards in a non-executive capacity. He joined the Supervisory Board of Ahold Delhaize (AMS: AD), a multinational retailer in 2019 and served as its Chair between 2021 to 2025. From 2018 until recently, he served on the Board of Directors of Orkla ASA, an OBX listed industrial investment company focused on brands and consumer-oriented businesses. He held a non-executive position at Wizz Air (LSE: WIZZ), between 2018 to 2021 and was a member of the board of advisors of the footwear retailer, Deichmann SE from 2018 to 2023. Peter is a member of the Council on Sustainability Transformation, convened by the specialist sustainability consultancy, ERM. He holds an M.Sc. in Business Administration from Linköping University.

Commenting on the appointment, Philip Jansen, Chair of WPP, said: "We are delighted to welcome Peter to WPP. As consumer behaviour continues to evolve and our clients' needs grow more complex, Peter's global experience in customer-centric transformation and operational excellence will help support WPP as it executes the priorities of its Elevate28 strategy."

Peter Agnefjäll commented: "I am honoured to join the Board of WPP at a pivotal time for the Company. WPP's strategic integration of its data, technology and creativity expertise will open up new avenues of growth for both its clients and the business, and I look forward to working with Philip and the Board in this exciting transformation phase."

On appointment, Peter will become a member of the WPP Board Audit Committee.

Balbir Kelly-Bisla

Company Secretary

Notes

1.   As Non-Executive Director of WPP plc, Peter Agnefjäll will receive standard basic annual fees of £90,000 per annum. He will also receive fees of £20,000 per annum as a member of the Audit Committee.

2.   The Board has determined that Peter is an independent Non-Executive Director, in accordance with the UK Corporate Governance Code.

3.   Peter does not have a service contract. He has a letter of appointment which may be viewed by contacting the Company Secretary.

4.   There are no further disclosures to be made in respect of this appointment under Listing Rule 6.4.8R.

Further information Media: press@wpp.com Investors: irteam@wpp.com

About WPP

WPP is the trusted growth partner for the world's leading brands. We unite cutting-edge media intelligence and data solutions, world-class creativity, next-generation production, transformative enterprise solutions and expert strategic counsel in a single company - powered by exceptional talent and our agentic marketing platform, WPP Open, to help our clients navigate change, capture opportunity and deliver transformational growth. For more information, visit WPP.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 29 April 2026.	By: ______________________
Balbir Kelly-Bisla
Company Secretary